UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIKING SYSTEMS, INC.

(Name of Subject Company (Issuer))

ARROW MERGER CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

CONMED CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

92685Q 20 0

(CUSIP Number of Class of Securities)

Robert D. Shallish, Jr. Vice President-Finance and Chief Financial Officer CONMED Corporation 525 French Road Utica, New York 13502 (315) 797-8375

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert W. Downes, Esq.

Melissa Sawyer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Arrow Merger Corporation (“Purchaser”), a wholly owned subsidiary of CONMED Corporation (“CONMED”), for all of the outstanding shares of common stock, par value $0.001 per share, of Viking Systems, Inc. (“Viking”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 13, 2012, by and among CONMED, Purchaser and Viking.

The tender offer described in the attached exhibits has not yet commenced. The description contained therein is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the offer is commenced, CONMED will file a Tender Offer Statement on Schedule TO containing an Offer to Purchase, a related Letter of Transmittal and other documents relating to the tender offer, and thereafter Viking will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Viking stockholders and other investors are urged to read the tender offer materials and the Solicitation/Recommendation Statement when they become available because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Schedule 14D-9, will be sent free of charge to all Viking stockholders. In addition, all of these materials will be made available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Viking stockholders and other investors may also obtain these materials free of charge (when they become available) for free by contacting the information agent for the tender offer.

Exhibit Index

Exhibit	Description

99.1	Joint Press Release, dated August 14, 2012, issued by CONMED Corporation and Viking Systems, Inc.

99.2	Communication, on August 14, 2012, from Joseph J. Corasanti, President and CEO of CONMED Corporation, to Employees of CONMED Corporation.